

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

Via E-mail
Michael D. Baumann
Chairman and Chief Executive Officer
Trade Street Residential, Inc.
19950 West Country Club Drive, Suite 800
Aventura, Florida 33180

>   **Re: Trade Street Residential, Inc.**
>   **Registration Statement on Form S-11**
>   **Filed January 9, 2012**
>   **File No. 333-185936**

Dear Mr. Baumann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   Please include a chart depicting your expected ownership structure and the expected ownership structure of your operating partnership upon the completion of the offering. Please also include the percentage of ownership in each entity.

Recapitalization Transaction, page 9

2.   We note your disclosure on pages 7 and 85 in regards to the Class A preferred stock having a liquidation preference of $100 per share. When discussing the liquidation preference, please include the total dollar amount of the liquidation preference. Please also revise accordingly the disclosure regarding the liquidation preference for the Class B preferred units and the Class C preferred Units.

Risk Factors, page 18

3. If applicable, please discuss whether any third-party appraisals or independent third party valuations were conducted for the properties that were acquired by the company in 2012.

Risks Related to Our Organization and Structure, page 27

Our common stock is subordinate as to distributions …, page 28

4. Please clearly disclose whether the distributions paid to holders of preferred stock and preferred units could limit the company's ability to pay dividends to the holders of the company's common stock.

Use of Proceeds, page 48

5. We note your response to comment 7 of our comment letter dated December 7, 2012 where you state that you will revise your disclosure to "include the information required by Instruction 4 to Item 504 of Regulation S-K…" We will monitor for this in the next amendment.

Distribution Policy, page 49

6. We note your response to comment 8 of our comment letter dated December 7, 2012. We continue to believe that basing your annual dividend rate on a single dividend payment is not a reasonable basis for an estimated annual dividend rate.   Accordingly, please revise your disclosure to:

    - Include, in this section, the annual dividend rate and illustrate, in tabular format, your 12-month estimated cash available for distribution, the payout ratio of the estimated cash for distribution and the estimated dividend;

    - Remove the reference to the dividend rate and amount from this section and disclose the amount paid, but not the annual rate, elsewhere in the prospectus; or

    - Leave the amount paid, but not the rate, in this section and state that the board has not yet determined at what rate future dividends will be paid.

Capitalization, page 53

7. Please include a separate pro forma column following the "Actual" column to show the issuance of shares to BREF/BUSE and any other pro forma adjustments, followed by the "Pro Forma as Adjusted" column which shows the effects of those pro forma adjustments as well as this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56

8.   We note your response to comment 9 from our letter dated December 7, 2012. Please further tell us the percentage of each TSPM and TSM owned by TSC prior to the contribution and how you determined TSC to be the parent of each entity. Also, please provide more details regarding the ownership of TSIA; clarify the percentage owned by the Baumanns directly as well as through the entity controlled by them. Also, tell us how you determined their control of that entity.

Historical Results of Operations, page 66

Comparison of Years Ended December 31, 2011 to December 31, 2010, page 68

9.   We note your response to comment 10 from our letter dated December 7, 2012. Please further expand your disclosures to discuss the reasons for the impairments and your expectations of these properties in the future; discuss the impairment indicators that existed for each property separately. Furthermore, we note that you utilize property appraisals as well as internally developed valuation models; please disclose whether the appraisals are generally consistent with your internal valuations, and explain the extent to which you adjust the appraisals in determining the ultimate fair values of your properties.

Capital Expenditures and Depreciation, page 61

10.   We note that you expensed approximately $1 million recurring capital expenditures in 2012, but that you intend to begin capitalizing those items in 2013. Please tell us whether you consider this change to be the correction of an error and explain the reason for the change in accounting. Please tell us your basis for expensing the capital expenditures in 2012 and cite the relevant accounting literature in your response. We may have further comment.

Funds from Operations and Core FFO, page 75

11.   Please explain why you believe your calculation of FFO is consistent with the NAREIT definition of FFO. Please specifically address the following adjustments: provision for loan losses, amortization of ground lease and deferred rent, net, prepayment penalty on early repayment of debt, recurring capital improvements, and recapitalization costs. To the extent you present an FFO measure that includes adjustments not consistent with NAREIT definition, please revise the title of the measure to highlight the variations from the NAREIT defined measure.

Net Operating Income, page 77

12.   We note your response to comment 14 from our letter dated December 7, 2012. It appears that NOI includes advisory fee revenue related to properties that were not contributed in the recapitalization. Please tell us why you believe it is appropriate to include advisory fee revenue in NOI, when NOI is defined as total property revenues less total property operating expenses.

Business and Properties, page 85

Recapitalization Transaction, page 101

13.   Please discuss the principal terms of the contribution agreement between the company and Trade Street Funds and Trade Street Capital. Also discuss, if applicable, the principal terms of any other related agreements entered into such as indemnification agreements. Please also file such agreements as exhibits, if applicable.

14.   Please discuss how the properties to be contributed were valued and/or the consideration to be received by the company in exchange for the properties was determined.

Principal Stockholders, page 127

15.   In a footnote to the beneficial owner table, please disclose the name(s) of the natural person(s) that have ultimate voting or dispositive control over the company's common stock and common units that are held by Trade Street Property Fund I, L.P. Liquidating Trust and BCOM Real Estate Fund, LLC Liquidating Trust or advise.

Index to Financial Statements, page F-1

16.   We note your response to comment 17 from our letter dated December 7, 2012 and await the filing of audited financial statements for Terrace at River Oaks. Also, we note that you did not provide financial statements for the Estates at Millenia property since it was newly constructed. In light of the fact that this property has some rental history rather than no rental history, please prepare a written submission for the Division of Corporation Finance's Chief Accountant's Office regarding your belief that no financial statements under Rule 3-14 of Regulation S-X are necessary.   \

17.   Please revise to present pro forma financial statements in accordance with Article 11 of Regulation S-X including, but not limited to, significant real estate acquisitions that occurred in the latest fiscal year, subsequent interim period, or after the latest balance sheet date as well as any significant probable acquisitions.

Condensed Consolidated Balance Sheets, page F-2

18.   We note that you classify Class A preferred stock and Preferred B and C OP Units
        outside of permanent equity. Please clarify for us your basis for this classification;
        discuss why settlement in shares is outside of your control.

Condensed Consolidated Statement of Stockholders' Equity, page F-4

19.   We note your response to comment 19 from our letter dated December 7, 2012. It
        appears that your revised treatment is a correction of an error; in that regard, please
        include disclosures required by ASC 250-10-50-11. Also, you state that an amount equal
        to the cash acquired was recorded in equity; please reconcile this statement with the
        amounts disclosed on your statements of cash flow on page F-5 in the line items "Cash
        acquired from recapitalization" and "Recapitalization costs."

Note H – Stockholders' Equity, page F-19

Redemption of Noncontrolling interests, page F-20

20.   We note your response to comment 20 from our letter dated December 7, 2012. As
        previously requested, please expand your liquidity discussion in the MD&A to explain
        your intent and ability pay this obligation in the future.

Note J – Subsequent Events, page F-21

Pending Sale of Fontaine Woods, page F-22

21.   We note that you have entered into an agreement to sell your 70% interest in Fontaine
        Woods for $10.5 million and that you previously acquired this interest for $13 million in
        May 2011. Please disclose the carrying value of this property as of the latest balance
        sheet date. If the carrying value exceeds the negotiated sale price, please tell us whether
        any impairment indicators were present as of the latest balance sheet date and how you
        evaluated the carrying value of the investment. We may have further comment.

Part II

Recent Sales of Unregistered Securities, page II-1

Acquisition of the Estates at Millenia, page II-2

22.   Please revise to include the information required by Item 701(c) of Regulation S-K.

Exhibits

23.   Please file the remaining exhibits with your next amendment in order to allow the staff sufficient time to review such exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Amanda Robins Poe
        Bass, Berry & Sims PLC